FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2004

Commission File Number 3337776

TV Azteca, S.A. de C.V.

(Translation of registrant’s name into English)

Periférico Sur, No. 4121, Col. Fuentes del Pedregal, 14141 México D.F., México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TV Azteca, S.A. de C.V.
(Registrant)

Date: July 28, 2004	By:	/s/ OTHÓN FRIAS CALDERÓN
	Name:	Othón Frías Calderón
	Title:	Attorney-in-fact

TV AZTECA ANNOUNCES 2Q04 EBITDA OF Ps.930 MILLION

(US$82 MILLION) WITH A 47% MARGIN

—Net Sales Up 5%, to All-Time Record Level for a 2Q—

FOR IMMEDIATE RELEASE

Mexico City, July 26, 2004—TV Azteca, S.A. de C.V. (NYSE: TZA; BMV: TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced today all-time high second quarter net sales of Ps.1,971 million (US$173 million), up 5% from the same period of 2003. Second quarter EBITDA was Ps.930 million (US$82 million), 1% above the same period a year ago, and a six-year record high for a second quarter. EBITDA margin for the quarter was 47%.

“Dynamic operations in Mexico and in the U.S. allowed for continued sales growth and solid profitability,” said Carlos Hesles, Chief Financial Officer of TV Azteca. “Consistent with the plan for uses of cash, we geared our positive results to further debt reductions while preserving a sound cash position. During the quarter we also made distributions to shareholders of US$33 million.”

As previously detailed, the company’s plan for uses of cash entails reducing TV Azteca’s debt by approximately US$250 million, and making cash distributions to shareholders above US$500 million by 2008.

Second Quarter Results

Net sales grew 5% to a record high of Ps.1,971 million (US$173 million), up from Ps.1,874 million (US$164 million) for the same quarter of 2003. Total costs and expenses rose 9% to Ps.1,041 million (US$91 million), from Ps.957 million (US$84 million) for the same period of last year. As a result, the company reported EBITDA of Ps.930 million (US$82 million), 1% higher than Ps.917 million (US$80 million) in the second quarter of 2003. Net income was Ps.443 million (US$39 million), 23% below the net income of Ps.574 million (US$50 million) for the same period of 2003.

On a proforma basis, excluding revenue and costs recorded in the second quarter of the prior year in connection with the political advertising for the 2003 mid-term elections, of

Ps.110 million (US$10 million) and Ps.18 million (US$2 million), respectively, net sales grew 12% and EBITDA 13%.

Millions of pesos[1] and dollars[2] except percentages and per share amounts.
	2Q 2003	2Q 2004	Change
			US$	%
Net Sales
Pesos	Ps. 1,874	Ps. 1,971
US$	US$ 164	US$ 173	9	+5%
EBITDA[3]
Pesos	Ps. 917	Ps. 930
US$	US$ 80	US$ 82	2	+1%
Net Income
Pesos	Ps. 574	Ps. 443
US$	US$ 50	US$ 39	(11)	-23%
Income per ADS[4]
Pesos	Ps. 3.07	Ps. 2.36
US$	US$ 0.27	US$ 0.21	(0.06)	-23%

[1]	Pesos of constant purchasing power as of June 30, 2004.
[2]	Conversion based on the exchange rate of Ps.11.41 per US dollar as of June 30, 2004.
[3]	EBITDA is Profit Before Depreciation and Amortization under Mexican GAAP.
[4]	Calculated based on 187 million ADSs outstanding as of June 30, 2004.

Net Sales

“Domestic advertising sales continued their positive trend in line with increased dynamism of the Mexican economy,” added Mr. Hesles. “Our sales force triggered compelling ad solutions for the full day’s programming grid, congruent with advertisers’ needs to tap rising purchasing power in the period.”

Second quarter net revenue includes sales from Azteca America—the company’s wholly-owned broadcasting network focused on the U.S. Hispanic market—of Ps.95 million (US$8 million), compared with Ps.13 million (US$1 million) for the same period a year ago. Azteca America revenue is composed of Ps.53 million (US$5 million) in sales from the Los Angeles station KAZA-TV, and Ps.42 million (US$4 million) from network sales.

During the quarter TV Azteca also reported sales of programming abroad of Ps.47 million (US$4 million), compared with Ps.45 million (US$4 million) for the same period of the prior year. The primary programs exported were the company’s novelas La Hija del Jardinero and Catalina y Sebastián, which were sold in Asian markets, and Como en el Cine, which was sold in Europe.

During the second quarter TV Azteca reported content and advertising sales to Todito.com of Ps.45 million (US$4 million), and Ps.32 million (US$3 million) in advertising sales to Unefon. In the same period of 2003, sales to Todito and Unefon were Ps.39 million (US$3 million) and Ps.29 million (US$3 million), respectively.

In accordance with the terms of the advertising contract between Unefon and TV Azteca, during the second quarter Unefon paid to TV Azteca in cash the Ps.32 million (US$3 million) of advertising purchases placed within the prior three month period. Additionally, Unefon paid Ps.59 million (US$5 million) in cash, which corresponds to the third of four semi annual installments coming from deferred payments for television advertising made prior to 2003.

During the quarter barter sales were Ps.66 million (US$6 million), compared with Ps.51 million (US$5 million) in the same period of the prior year. Inflation adjustment of advertising advances was Ps.72 million (US$6 million), compared with Ps.49 million (US$4 million) for the second quarter of 2003.

Costs and Expenses

The 9% increase in second quarter costs and expenses resulted from the combined effect of an 11% rise in programming, production and transmission costs to Ps.780 million (US$68 million), from Ps.706 million (US$62 million) in the prior year period, and a 4% growth in administration and selling expense to Ps.261 million (US$23 million), from Ps.251 million (US$22 million) in the same quarter a year ago.

“We continued developing production initiatives to expand commercial opportunities within specific timeslots at the Los Angeles station and the Azteca America Network this quarter, which were not present a year ago,” added Mr. Hesles. “The incremental costs prompted solid revenue growth from the U.S. Hispanic market, and we expect to continue strengthening our sales stream in upcoming quarters.”

Congruent with the growing production efforts, TV Azteca increased its overall number of hours of internally produced programming during the three month period, to 2,146 from 2,028 in the same quarter of the previous year.

The 4% increase in administration and selling expense primarily results from the company’s rising domestic and international operations.

EBITDA and Net Income

The 5% increase in second quarter net sales, combined with the 9% growth in costs and expenses, resulted in EBITDA of Ps.930 million (US$82 million), up 1% from Ps.917 million (US$80 million) a year ago.

Second quarter net income decreased 23% to Ps.443 million (US$39 million) from Ps.574 million (US$50 million). The decline was primarily influenced by a Ps.32 million (US$3 million) exchange loss following a 2% peso depreciation against the dollar during the three month period, compared with an Ps.84 million (US$7 million) exchange gain resulting from a 3% appreciation of the peso in the same period of 2003.

During the quarter the company recorded other expense of Ps.129 million (US$11 million), compared with Ps.124 million (US$11 million) a year ago. Other expense for the quarter was primarily composed of Ps.41 million (US$4 million) of advisory fees, Ps.35 million (US$3 million) of charitable donations, Ps.16 million (US$1 million) from the recognition of 50% of the net loss of Todito.com in TV Azteca’s financial statements, Ps.15 million (US$1 million) of provisions for non-operating uncollectible accounts receivable, and Ps.22 million (US$2 million) for the net effect of the recognition of gains from Monarcas, TV Azteca’s soccer team, and other expenses.

Provision for income tax during the quarter was Ps.58 million (US$5 million), compared with Ps.56 million (US$5 million) in the same period of the prior year, coming from a similar taxable base among the quarters.

Uses of Cash

The company noted its sound financial results allowed for continued cash generation during the three month period, and that it is in line with targets to create free cash—before debt payment and distributions to shareholders—of US$150 million in 2004.

Adhering to the timetable of the company’s plan for uses of cash, TV Azteca made a US$33 million cash distribution to shareholders during the quarter, equivalent to US$0.17 per ADR.

Within the cash plan the company has made aggregate distributions of US$173 million, composed of a US$125 million distribution made on June 30, 2003, another of US$15 million made on December 5, 2003, and this quarter’s US$33 million disbursement. The accumulated distributions are equivalent to an 11% yield based on the closing price of the ADR as of July 23, 2004.

On April 15, TV Azteca’s Annual Ordinary Shareholders’ Meeting also approved a distribution of approximately US$22 million, which is scheduled for November 11, 2004.

The company also reduced its total debt by US$17 million, compared with the balance as of March 31, 2004, through cash amortizations of bank loans at maturity. Aggregate reductions in total debt for the last twelve months are US$79 million, on a nominal U.S. dollar basis.

Debt Outstanding

As of June 30, 2004, the company’s total outstanding debt was Ps.5,998 million (US$526 million). TV Azteca’s cash balance was Ps.1,522 million (US$133 million), resulting in net debt of Ps.4,476 million (US$393 million). The total debt to last twelve months (LTM) EBITDA ratio was 1.7 times, and net debt to EBITDA was 1.3 times. LTM EBITDA to net interest expense ratio was 6.1 times.

The company noted that excluding—for analytical purposes—Ps.1,367 million (US$120 million) debt due 2069, total debt was Ps.4,631 million (US$406 million), and total debt to EBITDA ratio was 1.3 times.

First Half Results

Millions of pesos[1] and dollars[2] except percentages and per share amounts.
	1H 2003	1H 2004	Change
			US$	%
Net Sales
Pesos	Ps. 3,297	Ps. 3,512
US$	US$ 289	US$ 308	19	+7%
EBITDA[3]
Pesos	Ps. 1,474	Ps. 1,532
US$	US$ 129	US$ 134	5	+4%
Net Income
Pesos	Ps. 652	Ps. 627
US$	US$ 57	US$ 55	(2)	-4%
Income per ADS[4]
Pesos	Ps. 3.49	Ps. 3.35
US$	US$ 0.31	US$ 0.29	(0.02)	-4%

[1]	Pesos of constant purchasing power as of June 30, 2004.
[2]	Conversion based on the exchange rate of Ps.11.41 per US dollar as of June 30, 2004.
[3]	EBITDA is Profit Before Depreciation and Amortization under Mexican GAAP.
[4]	Calculated based on 187 million ADSs outstanding as of June 30, 2004.

Company Profile

TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a broadcast television network focused on the rapidly growing US Hispanic market, and Todito.com, an Internet portal for North American Spanish speakers.

Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

Investor Relations:

Bruno Rangel 5255 3099 9167 jrangelk@tvazteca.com.mx	Omar Avila 5255 3099 0041 oavila@tvazteca.com.mx

Media Relations:

Tristán Canales 5255 3099 5786 tcanales@tvazteca.com.mx	Daniel McCosh 5255 3099 0059 dmccosh@tvazteca.com.mx

(financial tables follow)

TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED RESULTS OF OPERATIONS*

(Millions of Mexican pesos of June 30, 2004 purchasing power)

	Second Quarter of:				Second Quarter of:						Change
	2003		2004		2003			2004
					Millions of US Dollars**
													%
Net revenue	Ps	1,874	Ps	1,971	US$	164	100%	US$	173	100%	US$	9	5%
Programming, production and transmission costs		706		780		62	38%		68	40%		7	11%
Sales and administrative expenses		251		261		22	13%		23	13%		1	4%

EBITDA		917		930		80	49%		82	47%		1	1%
Depreciation and amortization		85		105		7			9			2

Operating profit		832		825		73	44%		72	42%		(1)	-1%

Other expense—Net		(124)		(129)		(11)			(11)			(0)

Comprehensive financing cost:
Interest expense		(181)		(183)		(16)			(16)			(0)
Other financing expense		(16)		(15)		(1)			(1)			0
Interest income		46		43		4			4			(0)
Exchange gain (loss)—Net		84		(32)		7			(3)			(10)
Loss on monetary position		(9)		(7)		(1)			(1)			0

Net comprehensive financing cost		(77)		(195)		(7)			(17)			(10)

Income before provision for income tax		630		501		55	34%		44	25%		(11)	-21%
Provision for income tax		(56)		(58)		(5)			(5)			(0)

Net income	Ps	574	Ps	443	US$	50	31%	US$	39	22%	US$	(11)	-23%

Net income of minority stockholders	Ps	0	Ps	—	US$	0		US$	—		US$	(0)

Net income of majority stockholders	Ps	574	Ps	443	US$	50	31%	US$	39	22%	US$	(11)	-23%

End of period exchange rate	Ps	10.45	Ps	11.41

*	Mexican GAAP.
**	The U.S. dollar figures represent the Mexican peso amounts as of June 30, 2004 expressed as of June 30, 2004 purchasing power, translated at the exchange rate of Ps. 11.41 per U.S. dollar.

TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED RESULTS OF OPERATIONS*

(Millions of Mexican pesos of June 30, 2004 purchasing power)

	Six months ended June 30,				Six months ended June 30,					Change
	2003		2004		2003			2004
	Millions of US Dollars **
													%
Net revenue	Ps	3,297	Ps	3,512	US$	289	100%	US$	308	100%	US$	19	7%
Programming, production and transmission costs		1,299		1,445		114	39%		127	41%		13	11%
Sales and administrative expenses		524		535		46	16%		47	15%		1	2%

EBITDA		1,474		1,532		129	45%		134	44%		5	4%

Depreciation and amortization		173		202		15			18			3

Operating profit		1,301		1,330		114	39%		117	38%		2	2%

Other expense-Net		(209)		(231)		(18)			(20)			(2)

Comprehensive financing cost:
Interest expense		(368)		(368)		(32)			(32)			0
Other financing expense		(26)		(31)		(2)			(3)			(0)
Interest income		92		92		8			8			(0)
Exchange loss-Net		(13)		(9)		(1)			(1)			0
Loss on monetary position		(24)		(51)		(2)			(4)			(2)

Net comprehensive financing cost		(338)		(367)		(30)			(32)			(2)

Income before provision for income tax		754		732		66	23%		64	21%		(2)	-3%

Provision for income tax		(101)		(105)		(9)			(9)			(0)

Net income	Ps	653	Ps	627	US$	57	20%	US$	55	18%	US$	(2)	-4%

Net income of minority stockholders	Ps	0.6	Ps	—	US$	0.1		US$	—		US$	(0)

Net income of majority stockholders	Ps	652	Ps	627	US$	57	20%	US$	55	18%	US$	(2)	-4%

End of period exchange rate	Ps	10.45	Ps	11.41

*	Mexican GAAP.
**	The U.S. dollar figures represent the Mexican peso amounts as of June 30, 2004 expressed as of June 30, 2004 purchasing power, translated at the exchange rate of Ps. 11.41 per U.S. dollar.

TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS*

(Millions of Mexican pesos of June 30, 2004 purchasing power)

	At June 30,				At June 30,
	2003		2004		2003		2004		Change
					Millions of US Dollars**
											%
Current assets:
Cash and cash equivalents	Ps	997	Ps	1,522	US$	87	US$	133	US$	46
Accounts receivable		3,674		3,704		322		325		3
Other current assets		1,141		1,071		100		94		(6)

Total current assets		5,812		6,297		509		552		43	8%

Accounts receivable from Unefon		1,884		1,766		165		155		(10)
Investment in Azteca America		1,417		1,471		124		129		5
Exhibition rights		1,278		978		112		86		(26)
Property, plant and equipment—Net		2,334		2,209		205		194		(11)
Television concessions—Net		3,956		3,912		347		343		(4)
Invesment in Todito		262		180		23		16		(7)
Other assets		791		917		69		80		11
Invesment in Unefon		1,834		—		161		—		(161)
Invesment in Cosmofrecuencias		375		—		33		—		(33)
Goodwill—Net		657		582		58		51		(7)

Total long term assets		14,788		12,015		1,296		1,053		(243)	-19%

Total assets	Ps	20,600	Ps	18,312	US$	1,805	US$	1,605	US$	(200)	-11%

Current liabilities:
Short-term debt	Ps	617	Ps	616	US$	54	US$	54	US$	(0)
Guaranteed senior notes		1,363		—		119		—		(119)
Other current liabilities		1,867		1,457		164		128		(36)

Total current liabilities		3,847		2,073		337		182		(155)	-46%
Long-term debt:
Guaranteed senior notes		3,272		3,423		287		300		13
Bank loans		36		592		3		52		49
Total long-term debt		3,308		4,015		290		352		62
Other long term liabilities:
American Tower Corporation (due 2019)		1,306		1,367		114		120		5
Advertising advances		3,360		3,742		294		328		33	11%
Unefon advertising advance		2,203		2,030		193		178		(15)
Todito advances		453		200		40		18		(22)
Other long term liabilities		169		107		15		9		(5)
Deferred income tax payable		58		237		5		21		16

Total other long-term liabilities		7,549		7,683		662		673		12	2%

Total liabilities		14,704		13,771		1,289		1,207		(82)	-6%

Total stockholders’ equity		5,896		4,541		517		398		(119)	-23%

Total liabilities and equity	Ps	20,600	Ps	18,312	US$	1,805	US$	1,605	US$	(200)	-11%

End of period exchange rate	Ps	10.45	Ps	11.41

*	Mexican GAAP.
**	The U.S. dollar figures represent Mexican peso amounts as of June 30, 2004, expressed as of June 30, 2004 purchasing power, translated at the exchange rate of Ps.11.41 per U.S. dollar.

TV AZTECA, S.A. DE C.V. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Millions of Mexican pesos of June 30, 2004 purchasing power

	Six months ended June 30,
	2003		2004
Operations:
Net income	Ps	653	Ps	627
Charges (credits) to results of operation not affecting resources:
Amortization of goodwill		22		19
Depreciation		151		183
Equity in affiliates		(2)		(13)
Deferred income tax		31		53
Net change in accounts receivable, inventories, exhibition rights, related parties, accounts payable and accrued expenses		1,702		1,801
Unefon advertising advances		(80)		(79)
Todito advertising, programming, and services advances		(87)		(125)
Advertising advances		(1,337)		(1,241)

Resources provided by operations		1,053		1,225

Investment:
Acquisition of property, machinery and equipment-Net		(125)		(168)
Reimbursement of premium on issuance of capital stock of Todito		34		—

Resources used in investing activities		(91)		(168)

Financing:
Guaranteed senior notes		(33)		(1,427)
Bank loans-Net		121		(213)
Stock options exercised		1		21
Preferred dividend paid		(37)		(48)
Repurchase of shares		—		(399)
Sale of treasury shares		101		—
Capital stock decrease		(1,489)		(580)
Loan collected from a related party		—		183
Financial instruments		(101)		407

Resources used in financing activities		(1,437)		(2,056)

Decrease in cash and cash equivalents		(475)		(999)
Cash and cash equivalents at beginning of period		1,472		2,521

Cash and cash equivalents at end of period	Ps	997	Ps	1,522